November 6, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561
USA

Attention:	John P. Nolan
Accounting Branch Chief

Re: Banco de Chile
Form 20-F for the Year Ended December 31, 2005
Filed June 26, 2006
File No.001-15266

Dear Mr. Nolan:

On behalf of Banco de Chile (the “Bank”) set forth below are responses to the comment letter dated October 25, 2006 from the staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) related to the Bank’s Form 20-F for the year ended December 31, 2005 (the “Form 20-F”). As requested, this letter is being filed on EDGAR.

For convenience, we have included the SEC staff’s comments in italics below followed by the Company’s response.

1.- We have reviewed your response to comment 1 of our letter dated September 7, 2006. In your response you state that the business purpose of the reorganization, including the formation of SAOS, was to structure the repayment of the subordinated debt that had neither a fixed term nor a repayment schedule to the Chilean central bank. Please tell us why the reorganization and creation of SAOS was necessary to restructure the debt owed by Banco de Chile, in light of the fact that there were no fixed repayment terms. Tell us whether Banco de Chile would have been able to restructure the debt with similar terms without the reorganization and creation of SAOS.

Response:

Law No. 19,396 was enacted in 1995 to ameliorate the consequences of Chile’s 1982-1983 economic crisis. In particular, the law provided Chilean Banks with outstanding subordinated debt owed to the Central Bank with several repayment alternatives. Under the terms of the law, SM Chile (the former Banco de Chile) would have been able to restructure its subordinated debt (with similar terms) by continuing to account for the subordinated debt in its books and records without the reorganization and creation of SAOS.

The objectives of the reorganization and creation of SAOS were (1) to legally isolate the shares pledged in favor of the Central Bank from those shares that were not subject to the pledge, and (2) to limit the potential dilution of SM-Chile in our shares in the event that we failed to repay the subordinated debt in the future. Under the terms of the law, so long as the shares remain pledged in favor of the Central Bank, they cannot be subject to a freeze of assets ordered against SM-Chile or SAOS.

2.- Please describe for us the contractual provisions for the dissolution of SAOS when the subordinated debt is repaid. Specifically tell us what happens to the shares in Banco de Chile that are currently held by SAOS and pledged as collateral for the debt.

Response:

Pursuant to Law No. 19,396, SAOS and SM Chile will be automatically dissolved upon extinction of the debt, by payment or otherwise. According to SM Chile’s bylaws and the above-mentioned Law No. 19,396, all outstanding shares of Banco de Chile held by SM-Chile S.A. and SAOS, as well as any other remaining asset, will be then distributed to SM Chile shareholders.

3.- In the event that SAOS is required to sell all of its shares in Banco de Chile in order to comply with the cumulative deficit requirement, and thus have no remaining interest in Banco de Chile, please tell us how SAOS is expect to repay the remaining debt obligation to the Chilean Central bank. In this regard, we note your response indicates that there is no recourse to Banco de Chile or SM-Chile.

Response:

Pursuant to Law No. 19,396, if all pledged shares owned by SAOS are sold, SAOS will automatically be legally dissolved. If this were to occur, any remaining unpaid portion of the debt is considered to have been paid in full. Accordingly, neither SM-Chile nor Banco de Chile would have any continuing obligation and the Central Bank would suffer any applicable losses to the extent of the unpaid subordinated debt balance.

4.- Please tell us why the shareholders of SM-Chile were granted the right of first refusal with respect to any sale of shares in Banco de Chile by SAOS.

Prior to the 1996 restructuring of the subordinated debt obligation, the Central Bank had no legal guarantee in the event that the subordinated debt obligation went unpaid. The right of first refusal was granted to SM-Chile’s shareholders in exchange for a pledge on a portion of Banco de Chile shares held by SM-Chile. This mechanism allows SM-Chile’s shareholders the opportunity to recover the Banco de Chile shares in the event that SAOS is required by the Central Bank to sell the collateral shares in order to recover any unpaid installments. Please bear in mind that SM-Chile’s shareholders are the ones who vote for Banco de Chile shares held by SAOS or SM-Chile.

5.- In light of your statement that the purpose of the reorganization and formation of SAOS was to structure the repayment of the subordinated debt that Banco de Chile owed to the Chilean Central Bank, please tell us how you determined that Banco de Chile was not the party most closely associated with SAOS. Refer to paragraph 16 of FIN 46R.

Response:

The former Banco de Chile was renamed SM-Chile S.A. The entity currently known as Banco de Chile refers to the new entity formed as result of the reorganization, which is legally separate and has no involvement with SAOS other than that of shareholders.

We respectfully observe that, as further explained in response 8 below, we believe the Bank has no variable interest, either implicit or explicit, in SAOS and therefore paragraph 16 of Fin 46 R is not applicable.

6.- We note your disclosure that “Under SAOS’s agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders”. Furthermore, your disclosure indicates that the Chilean Central Bank may require Banco de Chile to pay the portion of net income corresponding to shares owned by SAOS in cash to SAOS. Please tell us whether Banco de Chile was a party to the agreement between SAOS and Chilean Central Bank. If not, please tell us how the Chilean Central Bank can require Banco de Chile to make dividend distributions in cash.

Response:

The Central Bank’s right to require payment of dividends in cash is indicated in Law No. 19,396.

When Banco de Chile remits dividends to its shareholders, dividends payable to the shareholder SAOS are remitted directly to the Central Bank through a specific mandate under which Banco de Chile acts solely as a payment agent. This role was incorporated into a specific power of attorney granted by SAOS and SM-Chile to Banco de Chile, which was also accepted by the Central Bank. Banco de Chile is not a party to the subordinated debt agreement.

Banco de Chile has no particular obligation to distribute dividends to its shareholders other that the general obligation applicable to all publicly held corporations in Chile, to distribute at least 30% of its annual net income (as is described in response 8, below).

7.- Tell us why you believe the Chilean Central Bank would agree to this arrangement, in light of the fact that they have no recourse to the underlying assets of SM-Chile and Banco de Chile. Tell us whether similar agreements were made with other Chilean banks.

Response:

The Central Bank agreed to this arrangement because it improved the terms of its subordinated indebtedness, including setting a repayment schedule on debt that, previously, had neither a fixed term nor a repayment schedule. The agreement also provided the Central Bank with collateral in the form of Banco de Chile shares. Although no other Chilean banks utilized the reorganization option this alternative was available to all Chilean banks with an outstanding subordinated Central Bank debt at the time Law No. 19,396 was enacted.

8.- Please tell us how you considered the following in reaching your conclusion that Banco de Chile does not have a variable interest in SAOS:

  The Chilean law requires banks to generally distribute a cash dividend in an amount equal to at least 30% of its net income;
  The fact that the Central Bank may require Banco de Chile to pay in cash the portion of net income corresponding to shares owned by SAOS if Banco de Chile decided to pay stock dividends; and
  The equity interest in Banco de Chile that was transferred to SAOS as part of the reorganization transaction.

Response:

In our analysis, we did not specifically consider the fact that Chilean law requires banks to generally distribute a cash dividend in an amount equal to at least 30% of its net income as Chilean General Corporations Law 18,046 is applicable to all publicly held entities in Chile.

In our analysis we concluded that each of (1) the Central Bank’s right to receive SAOS’ proportionate share of the net income in the continuing entity Banco de Chile, and (2) the Banco de Chile shares held as collateral by SAOS to secure the subordinated debt obligation for the Central Bank constituted variable interests in SAOS for SM Chile and the Central Bank. However, our analysis has also led us to conclude that the inverse is not true, and that Banco de Chile does not have a variable interest in SAOS.

9.- We have reviewed your response to comment 2 of our letter dated September 7, 2006. As the reorganization and debt previously held by the Bank that is currently held by SAOS appear significant, in future filings please quantify the balance outstanding of the subordinated debt held by SAOS as of the most recent fiscal year-end and quantify the annual dividend paid to SAOS for the periods presented. Disclose the extent to which dividends Banco de Chile paid to SAOS have been sufficient to cover the required annual payment by SAOS to the Central Bank related to the subordinated debt during the periods presented. Please provide us with your proposed future disclosure.

Response:

Proposed financial statement disclosure to be included in Note 28 to the consolidated financial statements:

The parent company of the Bank – SM Chile - has a subordinated debt that arose from the economic crisis in 1982-1983. At that time the predecessor entity Banco de Chile sold certain of its non-performing loans to the Chilean Central Bank at face value on terms that included a repurchase obligation. The repurchase obligation was later exchanged for subordinated debt of each participating bank issued in favor of the Central Bank. In 1996, a reorganization took place by which the former Banco de Chile was converted to a holding company named SM Chile that in turn formed a new wholly-owned banking subsidiary named Banco de Chile to which it contributed all of its assets and liabilities other than the Central Bank subordinated debt. SM Chile then created a second wholly owned subsidiary, SAOS, that pursuant to a prior agreement with the Central Bank, assumed a new repayment obligation in favor of the Central Bank that replaced the Central Bank subordinated debt in its entirety.

In exchange for assuming the Central Bank indebtedness, SAOS received from SM Chile shares of the Bank as collateral for this indebtedness. As of December 31, 2006, SAOS holds 41.42% of Banco de Chile’s shares as collateral for the subordinated debt obligation with the Chilean Central Bank. Dividends received from the Bank are the sole source of SAOS’s revenue, which it must apply to repay this indebtedness.

As of December 31, 2006 the outstanding subordinated debt balance held by SAOS amounted to MCh$ XXX. During the years 2004, 2005 and 2006, SAOS paid to the Central Bank a total of MCh$ XXX, MCh$ XXX and MCh$XXX with funds obtained as cash dividends from the Bank, exceeding in all these three years the required annual payments.

SAOS is variable interest entities (VIEs) as defined in FASB Interpretation No. 46(R) “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46R). In accordance with FIN 46R, the primary beneficiary is the party that consolidates a VIE based on its assessment that it will absorb a majority of the expected losses or expected residual returns of the entity, or both. The Bank has determined that it is not the primary beneficiary of SAOS and, therefore, it has not consolidated SAOS in the Consolidated Financial Statements of Banco de Chile.

10.- Please tell us the name of your Ernst and Young U.S. reviewing partner. Tell us whether this individual has reviewed and concurred with your response to this comment letter and our letter dated September 7, 2006.

Response:

Concurrence of all responses contained both in this letter and your letter dated September 7, 2006 was obtained from Lucineia Donnelly, US review partner with Ernst & Young LLP Capital Markets Center New York prior to filing our responses with the Staff.

* * *

Sincerely yours,

     /s/ Pablo Granifo L.
Pablo Granifo
General Manager
Chief Executive Officer